

17008409

ANNUAL AUDITED ...

Washingto
406

# FORM X-17A-5
# PART III

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | May 31, 2017 |
| Estimated average burden hours per response...... | 12.00 |

| SEC FILE NUMBER |
|---|
| 8-51706 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities Equity Group

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

26800 Aliso Viejo Parkway, Suite 150
(No. and Street)

| Aliso Viejo | CA | 92656 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Carin R. Amaradio (949)-975-7900
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | CA | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

RMS

## OATH OR AFFIRMATION

I, Carin R. Amaradio, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities Equity Group, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

[Signature] 2/21/17
Signature

CEO, President
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.***

PLEASE SEE ATTACHED NOTARIAL CERTIFICATE

State of ____________________
County of ____________________

Subscribed and sworn to (or affirmed) before me on this ____ day of ____________, _____ by ________________________ proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public ____________________

**CALIFORNIA ALL-PURPOSE ACKNOWLEDGMENT** **CIVIL CODE § 1189**

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California )
County of ORANGE )

On 2-21-17 before me, SUSAN C. ALBERT, NOTARY PUBLIC
*Date* *Here Insert Name and Title of the Officer*

personally appeared CARIN R. AMARADIO
*Name(s) of Signer(s)*

who proved to me on the basis of satisfactory evidence to be the person~~(s)~~ whose name~~(s)~~ is/~~are~~ subscribed to the within instrument and acknowledged to me that ~~he~~/she/~~they~~ executed the same in ~~his~~/her/~~their~~ authorized capacity~~(ies)~~, and that by ~~his~~/her/~~their~~ signature~~(s)~~ on the instrument the person~~(s)~~, or the entity upon behalf of which the person~~(s)~~ acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature [signature]
*Signature of Notary Public*


SUSAN C. ALBERT
Commission # 2013778
Notary Public - California
Orange County
My Comm. Expires Mar 22, 2017

*Place Notary Seal Above*

***OPTIONAL***

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

Title or Type of Document: ______

Document Date: ______ Number of Pages: ______

Signer(s) Other Than Named Above: ______

**Capacity(ies) Claimed by Signer(s)**

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______

Signer's Name: ______
☐ Corporate Officer — Title(s): ______
☐ Partner — ☐ Limited ☐ General
☐ Individual ☐ Attorney in Fact
☐ Trustee ☐ Guardian or Conservator
☐ Other: ______
Signer Is Representing: ______



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Report of Independent Registered Public Accounting Firm

Board of Directors
Securities Equity Group

We have audited the accompanying statement of financial condition of Securities Equity Group as of December 31, 2016, and the related statement of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Securities Equity Group's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Securities Equity Group as of December 31, 2016, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

The information contained in Schedule I and II (supplemental information) has been subjected to audit procedures performed in conjunction with the audit of Securities Equity Group's financial statements. The supplemental information is the responsibility of Securities Equity Group's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, Schedules I and II are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
Februay 20, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

**Securities Equity Group**
**Statement of Financial Condition**
**December 31, 2016**

## Assets

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 25,192 |
| Commissions receivable | | 51,086 |
| Related party receivable | | 14,483 |
| Deposit with clearing organization | | 50,000 |
| Investments, at market value | | 287,043 |
| Prepaid expense | | 20,484 |
| Deposits | | 4,569 |
| **Total Assets** | $ | 452,857 |

## Liabilities and Stockholder's Equity

**Liabilities**

| | | |
|---|---|---|
| Commissions payable | $ | 52,469 |
| Clearing firm payable | | 4,506 |
| **Total Liabilities** | | 56,975 |

**Stockholder's Equity**

| | | |
|---|---|---|
| Common stock, no par value, 100,000 shares authorized, 60,000 shares issued and outstanding | | 60,000 |
| Additional paid-in capital | | 108,400 |
| Retained earnings | | 227,482 |
| **Total Stockholder's Equity** | | 395,882 |
| **Total Liabilities and Stockholder's Equity** | $ | 452,857 |

*The accompanying notes are an integral part of these financial statements.*

**Securities Equity Group**
**Statement of Income**
**For the Year Ended December 31, 2016**

| | |
|---|---|
| **Revenues** | |
| Commissions | $ 829,835 |
| Fee based income | 143,257 |
| Interest & dividend income | 8,233 |
| Net investment gains (losses) | 34,083 |
| **Total Revenues** | 1,015,408 |
| **Expenses** | |
| Commissions | 723,649 |
| Expense Sharing Fee | 60,000 |
| Clearing fees | 7,317 |
| Interest expense | 1,155 |
| Other operating expenses | 164,670 |
| **Total Expenses** | 956,791 |
| **Net Income (Loss) before income tax provision** | 58,617 |
| **Income tax provision** | 800 |
| **Net Income (Loss)** | $ 57,817 |

*The accompanying notes are an integral part of these financial statements.*

**Securities Equity Group**

**Statement of Changes in Stockholder's Equity**

**For the Year Ended December 31, 2016**

| | Common Stock | Additional paid-in capital | Retained Earnings | Total |
|---|---|---|---|---|
| **Balance at December 31, 2015** | $ 60,000 | $ 108,400 | $ 169,665 | $ 338,065 |
| Paid-in capital | | | | |
| Net income (loss) | | | 57,817 | 57,817 |
| **Balance at December 31, 2016** | $ 60,000 | $ 108,400 | $ 227,482 | $ 395,882 |

*The accompanying notes are an integral part of these financial statements.*

**Securities Equity Group**
**Statement of Cash Flows**
**For the Year Ended December 31, 2016**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ 57,817 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in assets: | | |
| Commissions receivable | $ 18,863 | |
| Related party receivable | (5,872) | |
| Investments, at market value | (42,108) | |
| Prepaid expenses | 3,451 | |
| Deposits | 695 | |
| Increase (decrease) in liabilities: | | |
| Commissions payable | (16,040) | |
| Clearing firm payable | (2,639) | |
| Total adjustments | | (43,650) |
| **Net cash provided by (used in) operating activities** | | 14,167 |
| **Net cash provided by (used in) in investing activities** | | |
| **Net cash provided by (used in) financing activities** | | |
| **Net increase (decrease) in cash** | | 14,167 |
| **Cash and cash equivalents at beginning of year** | | 11,025 |
| **Cash and cash equivalents at end of year** | | $ 25,192 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ 1,155 | |
| Income taxes | $ 800 | |

*The accompanying notes are an integral part of these financial statements.*

# Securities Equity Group
# Notes to Financial Statements
# December 31, 2016

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Securities Equity Group (the "Company"), was incorporated in the State of California on March 25, 1997 under the name Select Securities Group, Inc. On March 29, 1999, the Company amended its name to Securities Equity Group. The Company is a registered broker-dealer in securities under the Securities and Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation ("SIPC"), and is registered with the Municipal Securities Rulemaking Board ("MSRB").

The Company is affiliated through common ownership to Select Portfolio Management, Inc. ("SPM") and Select Money Management, Inc. ("SMM").

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions receivable represent commissions earned on securities transactions. These receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

With the consent of its shareholder, the Company has elected to be treated as an S Corporation under Subchapter S of the Internal Revenue Code. Subchapter S of the Code provides that in lieu of corporate income taxes, the stockholder are individually taxed on the Company's taxable income; therefore, no provision or liability for Federal Income Taxes is included in these financial statements. The State of California has similar regulations, although there exists a provision for a minimum franchise tax and a tax rate of 1.5% over the minimum franchise fee of $800.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2: COMMISSIONS RECEIVABLE

Pursuant to the clearing agreement, the Company introduces all of its securities transactions to clearing brokers on a fully disclosed basis. Customers' money balances and security positions are carried on the books of the clearing brokers. In accordance with the clearance agreements, the Company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the customers' accounts. As of December 31, 2016, the balance commissions receivable of $51,086.

## Note 3: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with National Financial Services Corporation ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing organization has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing organization as well as collateral for securities sold short or securities purchased on margin. Interest is earned monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2016 was $50,000.

**Note 4: INVESTMENTS, AT MARKET VALUE**

Investments, at market value consist of corporate stocks. As discussed in Note 1, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. At December 31, 2016, these securities are carried at their fair market value of $287,043. The accounting for the mark-to-market on proprietary account is included in the Statement of Income as net investment gains of $34,083.

**Note 5: INCOME TAXES**

As discussed in Note 1, the Company has elected the S Corporate tax status; therefore, no federal income tax provision is included in these financial statements. The tax provision reported is the California minimum franchise tax of $800.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2016, the IRS has not proposed any adjustment to the Company's tax position.

**Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT**

On January 1, 2009, the Company adopted FASB ASC 820, Fair Value Measurements and Disclosures, which defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income, or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Quoted prices in an active market for identical assets or liabilities;

## Note 6: FAIR VALUE MEASUREMENT - ACCOUNTING PRONOUNCEMENT (Continued)

Level 2 - Observable inputs other than Level 1, quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, and model derived prices whose inputs are observable or whose significant value drivers are observable;

Level 3 - Assets and liabilities whose significant value drivers are unobservable.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

| Assets | Fair Value | Level 1 Inputs | Level 2 Inputs | Level 3 Inputs |
|---|---|---|---|---|
| Investments | $ 287,043 | $ 287,043 | $ - | $ - |
| **Total** | $ 287,043 | $ 287,043 | $ - | $ - |

| Liabilities | Fair Value | Level 1 Inputs | Level 2 Inputs | Level 3 Inputs |
|---|---|---|---|---|
| Margin | $ - | $ - | $ - | $ - |
| **Total** | $ - | $ - | $ - | $ - |

## Note 7: RELATED PARTY TRANSACTIONS

The Company has entered into a written expense sharing agreement ("Agreement") with SPM whereby the Company reimburses SPM for various business expenses in the ordinary course of business. As outlined in the Agreement, these expenses include administrative salaries and related employee expenses, general office expenses and rent. For the year ending December 31, 2016, the Company recognized $60,000 of management fee expenses to SPM, Inc. on the Statement of Income.

It is possible that the terms of certain of the related party transactions are not the same as those that would result for transactions among wholly unrelated parties.

## Note 8: CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

## Note 9: RECENTLY ISSUED ACCOUNTING STANDARDS

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2016, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended.

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

## Note 10: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2016, the Company had net capital of $293,663 which was $243,663 in excess of its required net capital of $50,000; and the Company's ratio of aggregate indebtedness ($56,975) to net capital was 0.19 to 1, which is less than the 15 to 1 maximum allowed.

**Securities Equity Group**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2016**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Common stock | $ 60,000 | |
| Additional paid-in capital | 108,400 | |
| Retained earnings | 227,482 | |
| **Total stockholder's equity** | | $ 395,882 |
| Less: Non-allowable assets | | |
| Related Party Receivable | (14,483) | |
| Prepaid expense | (20,484) | |
| Deposits | (4,569) | |
| **Total non-allowable assets** | | (39,536) |
| **Net capital before haircuts** | | 356,346 |
| Less: Haircuts and undue concentration | | |
| Haircut on marketable securities | (43,057) | |
| Haircut on money markets | (1,504) | |
| Undue concentration | (18,122) | |
| **Total haircuts & undue concentration** | | (62,683) |
| **Net capital** | | 293,663 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 3,798 | |
| Minimum dollar net capital required | $ 50,000 | |
| Net capital required (greater of above) | | (50,000) |
| **Excess net capital** | | $ 243,663 |
| Ratio of aggregate indebtedness to net capital | 0.19 : 1 | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2016.

*See independent auditor's report*

**Securities Equity Group**
**Schedule II - Computation for Determination of the Reserve Requirements and Information Relating to Possession or Control Requirements For Brokers and Dealers Pursuant to SEC Rule 15c3-3**
**As of December 31, 2016**

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no accounts, does not hold funds or securities for, or owe money or securities to customers. Accordingly, there are no items to report under the requirements of this Rule.

*See independent auditor's report*

**Securities Equity Group**
**Report on Exemption Provisions**
**Report Pursuant to Provisions of 17 C.F.R. § 15c3-3(k)**
**For the Year Ended December 31, 2016**



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

**Report of Independent Registered Public Accounting Firm**

We have reviewed management's statements, included in the accompanying Assertions Regarding Exemption Provisions, in which (1) Securities Equity Group identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Securities Equity Group claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(2)(ii) (the "exemption provisions") and (2) Securities Equity Group stated that Securities Equity Group met the identified exemption provisions throughout the most recent fiscal year without exception. Securities Equity Group's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Securities Equity Group's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 20, 2017

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

SEG SECURITIES EQUITY GROUP
Member FINRA & SIPC

# Assertions Regarding Exemption Provisions

We, as members of management of **Securities Equity Group** ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

**Identified Exemption Provision:**

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(ii).

**Statement Regarding Meeting Exemption Provision:**

The Company met the identified exemption provision without exception for the year ended December 31, 2016.

**Securities Equity Group**

By: 

Carin R. Amaralio
(Name and Title)

2/20/17
(Date)

26800 Aliso Viejo Parkway • Suite 150 • Aliso Viejo, CA 92656 • Toll Free: 800.445.9822 • Tel: 949.975.7900 • Fax: 949.900.8181

**Securities Equity Group**
**Report on the SIPC Annual Assessment**
**Pursuant to Rule 17a-5(e)4**
**For the Year Ended December 31, 2016**



BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors
Securities Equity Group

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Securities Equity Group and the Securities Investor Protection Corporation ("SIPC") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Securities Equity Group (the "Company") for the year ended December 31, 2016, solely to assist you and SIPC in evaluating Securities Equity Group's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences;
2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, with the Total Revenue amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

WE FOCUS & CARE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
Februay 20, 2017

**Securities Equity Group**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended December 31, 2016**

| | Amount |
|---|---|
| **Total assessment** | $ 683 |
| SIPC-6 general assessment<br>Payment made on July25, 2016 | (349) |
| SIPC-7 general assessment<br>Payment made on February 15, 2017 | (334) |
| **Total assessment balance**<br>**(overpayment carried forward)** | $ - |